 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials:

• Press release dated June 3, 2019 announcing the sale of Spanish hydro facilities with one ferroalloys plant to TPG Sixth Street Partners

Ferroglobe announces the sale of Spanish hydro facilities
with one ferroalloys plant to TPG Sixth Street Partners

Total transaction value of 170 million euros

•	Company to divest 100% of subsidiary FerroAtlántica, S.A.U. the owner of ten hydroelectric facilities, with a combined capacity of 167 MW, and of the Cee-Dumbría ferroalloys plant.
•	The transaction is a key milestone in Ferroglobe's strategy of divesting non-core assets to strengthen its balance sheet.
•	The transaction values FerroAtlántica S.A.U. at €170 million.

LONDON, June 3, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced that it has reached definitive agreement for the sale of its 100% interest in subsidiary FerroAtlantica, S.A.U. (“FerroAtlántica”), to investment vehicles affiliated with TPG Sixth Street Partners (“TPG Sixth Street”), the global finance and investment firm, for a total transaction value of 170 million euros. The final price is subject to customary adjustments in this type of transaction, including net debt and working capital adjustments.

The assets owned by FerroAtlántica to be transferred in this transaction are ten hydroelectric power plants with a combined generating capacity of approximately 167 MW, and the Cee-Dumbría ferroalloys factory, all located in the province of A Coruña (Spain).

Simultaneously with this sale, the Company has signed a long-term tolling agreement with FerroAtlántica under which it will become the exclusive off-taker of its finished goods. In return for this exclusivity, Ferroglobe commits to supplying FerroAtlántica with key raw materials over the long term.

For the CEO of Ferroglobe, Pedro Larrea, “The sale of FerroAtlántica represents an important step in the execution of Ferroglobe’s near term strategy of streamlining our business and strengthening our balance sheet.  The structure of this transaction allows us to significantly improve the financial profile of our company, by deleveraging and enhancing liquidity, while maintaining our strong presence in the ferroalloy market and our commitment to the region of Galicia.” This transaction is a key milestone in Ferroglobe’s non-core assets divestiture plan, commenced in 2018 with the sale of hydroelectric power plants located in Aragón (Spain).

Michael Feldman and Richard Sberlati at TPG Sixth Street said, “We are pleased that this transaction allows Ferroglobe to meet its strategic objectives while strengthening its core business of specialty metals production.  We are proud to be partnering with the expert local Ithaka team to operate the newly acquired facilities and look forward to our collective efforts to reinvest in the business and ensure its future.”

The completion of the sale is subject, among other standard closing conditions, to competition clearance from the Spanish anti-trust commission (CNMC) and to the administrative authorization by the regional government of the early termination of the existing financial lease of the hydroelectric power plants (similar to authorizations granted by the same body for previous early cancellations in 2012 and 2002). No other administrative or regulatory approval is required. Ferroglobe expects the closing of the transaction to take place during the third quarter of 2019.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

About TPG Sixth Street Partners

TPG Sixth Street Partners is a global finance and investment business with over $30 billion in assets under management. Co-founded in 2009 by Managing Partner Alan Waxman and its management team, the firm’s long-term oriented, highly flexible capital base allows it to invest across industries, geographies, capital structures and asset classes. TPG Sixth Street focuses on partnering with businesses and management teams to create fully committed financing solutions. The firm also makes investments in both private and public companies and assets. TPG Sixth Street is in a strategic partnership with TPG, the global alternative asset firm. For more information, visit www.tssp.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

EVP – Investor Relations

Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)